UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.429.144/0001-93 –

Corporate Registry ID (NIRE) 353.001.861-33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) (NYSE: CPL, BM&FBOVESPA: CPFE3) hereby informs its shareholders and the market that the Extraordinary General Meeting, held on April 29, 2016, decide the following corporate action:

1) Increase in the capital stock: the increase in the subscribed and paid in capital stock in the amount of R$ 392,972,219.68 (three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos), the said subscribed and paid in capital stock increasing from R$ 5,348,311,955.07 (five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos) to R$ 5,741,284,174.75 (five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos), through the capitalization (reversal) of the statutory reserve for working capital reinforcement.

2) Bonus in shares of 2.507570448%: the capital increase shall be effected with the issue of 24,900,531 (twenty-four million, nine hundred thousand and five hundred thirty-one) common book entry shares, without par value, which shall be granted to the holders of shares as a bonus in the proportion of 0.02507570448 new share of the same type for each share held, being the shares held as treasury stock also enjoying the bonus rights.

2.1) Baseline date: stockholders with shares held at the close of the record date of April 29, 2016 shall be entitled to bonus rights.

2.2) Trading: the shares shall be released for trading ex-bonus rights as from May 2, 2016; additionally, the new shares shall be included in the stockholders position on May 5, 2016.

2.3) Bonus Share Rights: the new shares shall be entitled in full to dividend payouts that may be declared as from May 5, 2016, under the same conditions as the common shares of CPFL Energia, as applicable.

2.4) Share Fractions: the bonus shall always be effected in whole numbers. Shareholders wishing to transfer share fractions resulting from the bonus, may do so for the period between May 5, 2016 and June 6, 2016, pursuant to Paragraph 3, Article 169 of Law 6.404/76. This period having elapsed, any eventual amounts remaining from the share fractions shall be separated, grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the product of the sale shall be made available to shareholders entitled to these fractions on a date to be notified in due course.

2.5) Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 15.781680012 per share, for the purposes of the provision in Article 10 of Law 9,249 of December 26, 1995.

2.6) International Market: on the New York Stock Exchange (NYSE) where each American Depositary Receipt (ADR) represents 2 (two) common shares, investors shall receive 0.02507570448 new ADR for every 1 (one) ADR already held.

São Paulo, April 29, 2016.

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.